August 21, 2024

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, BC V6C 2T6, Canada

        Re: BioHarvest Sciences Inc.
            Amendment No. 2 to Registration Statement on Form 20-F Filed August 14, 2024
            File No. 000-56663
Dear Ilan Sobel:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 20-F
Item 10. Additional Information
C. Material Contracts, page 63

1. We note your response to prior comment 1 and reissue in part. Please revise this section to disclose the identities of the other parties to the agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.
 August 21, 2024
Page 2



                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences
cc:   Steve O   Neill, Esq.